UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On June 28, 2024, Chijet Motor Company, Inc. (the “Company”) held its Annual General Meeting of Shareholders (the “Annual Meeting”).

At the Annual Meeting, the Company’s shareholders approved: (1) a reverse stock split (a “share consolidation” under Cayman Islands law) pursuant to which every 30 issued and unissued ordinary shares of the Company, par value US$0.0001 per share, were consolidated into 1 ordinary share of the Company, par value US$ 0.003 per share; (2) an increase in the Company’s authorized share capital from US$50,000.00 divided into 16,666,667 authorized ordinary shares, par value of US$ 0.003 per share, to US$30,000,000.00 divided into 10,000,000,000 authorized ordinary shares, par value US$0.003 per share; and (3) an amended and restated memorandum and articles of association of the Company reflecting the foregoing clauses (1) and (2). The Company also presented to its shareholders financial information for the fiscal year ended December 31, 2023 and afforded the opportunity to discuss Company affairs with management.

The Company’s Amended and Restated Memorandum and Articles of Association are attached as Exhibit 3.1 to this Form 6-K. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Memorandum and Articles of Association
99.1	Chijet Motor Company Holds Annual General Meeting; Reverse Split Approved

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2024	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer